EXHIBIT 99.2

                    EMPLOYEE STOCK PURCHASE PLAN, AS AMENDED


                                  AMENDMENT TO
                           CORVAS INTERNATIONAL, INC.
                          EMPLOYEE STOCK PURCHASE PLAN
                       Approved by the Board April 5, 2000
                   Ratified by the Stockholders June 14, 2000



           WHEREAS, Corvas International, Inc. previously adopted its Employee Stock Purchase Plan (the "Plan") and

           WHEREAS, Paragraph 13 of the Plan provides that the Plan may be amended by the Board contingent upon shareholder approval within twelve (12) months before or after such amendment, such approval having been received on the date noted above;

           NOW, THEREFORE, the Plan is amended as follows:


1.  Section 3(a) is deleted and replaced with the following:


"3.        SHARES SUBJECT TO THE PLAN.
           ---------------------------

                      (a) Subject to the provisions of paragraph 12 relating to adjustments upon changes in stock, the stock that may be sold pursuant to rights granted under the Plan shall not exceed in the aggregate three hundred fifty thousand (350,000) shares of the Company's common stock (the "Common Stock"). If any right granted under the Plan shall for any reason terminate without having been exercised, the Common Stock not purchased under such right shall again become available for the Plan."


2.  Section 14(a) is deleted and replaced with the following:


"14.       TERMINATION OR SUSPENSION OF THE PLAN.
           --------------------------------------

                      (a) The Board may suspend or terminate the Plan at any time. No rights may be granted under the Plan while the Plan is suspended or after it is terminated."